Mail Stop 4720

August 6, 2009

John K. Schmidt
Chief Financial Officer
Heartland Financial USA, Inc.
1398 Central Avenue
Dubuque, Iowa 52001

> **Re: Heartland Financial USA, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Period Ended March 31, 2009**
> **File No. 001-15393**

Dear Mr. Schmidt:

We have completed our review of your Form 10-K for Fiscal Year Ended December 31, 2008 and related filings and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Branch Chief